Exhibit 99.1

News Release

Equinox Gold and Orla Mining Complete Business Combination, Creating North America's New Senior Gold Producer

  Combined company anticipated to produce 1.1 million ounces of gold annually
  Clear path to more than 1.9 million ounces through high-quality North American growth projects
  Planned Chief Executive Officer succession positions the Company for its next phase of growth

VANCOUVER, BC, July 31, 2026 /CNW/ -- Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") and Orla Mining Ltd. (TSX: OLA) (NYSE American: ORLA) are pleased to announce the successful completion of their previously announced business combination (the "Transaction"), creating North America's new senior gold producer. The combined company is expected to produce approximately 1.1 million ounces of gold annually1, with a clear path to more than 1.9 million ounces2 as its high-quality North American growth projects are developed. The combined company brings together a portfolio of high-quality producing mines, a peer-leading pipeline of growth projects, substantial free cash flow generation and highly experienced leadership and technical teams.

Upon closing of the transaction, Ross Beaty has stepped down as Chairman of the Board and has been appointed Chairman Emeritus and Special Advisor to the Board. Chuck Jeannes has been appointed incoming Chairman of the Board.

Ross Beaty, retiring Chairman of Equinox Gold, stated: "When we founded Equinox Gold just over eight years ago, we set out to build a company that would become a leading gold producer. It has been immensely rewarding to see that vision take shape, culminating in our combination with Orla, which now positions Equinox Gold as a senior gold mining company with tremendous potential for further growth. While I am stepping down as Chairman, I am not stepping away, and I look forward to contributing to the company's continued success as Special Advisor to the Board. I want to sincerely thank my fellow directors, our employees, our shareholders, and the communities where we operate for their trust and support. Building companies is always a team effort. I am proud of what we have accomplished together and excited to see the Company continue to grow, create value, and seize the opportunities ahead."

Chuck Jeannes, incoming Chairman of Equinox Gold, commented: "The completion of this combination marks the beginning of an exciting new chapter for Equinox Gold. Together, we have created North America's new senior gold producer with over 60% of production coming from three long-life mines in Canada, complemented by a portfolio of high-quality operations, a compelling pipeline of growth projects and the financial strength to create long-term value for all shareholders. I am honoured to assume the role of Chairman at this important moment in the Company's evolution.

"Realizing the full potential of this combination requires stability in leadership. Following the extraordinary growth Equinox Gold has achieved over the past year and the successful completion of this transformational combination, it is essential the Company enter its next chapter with a leadership team committed to guiding the business over the long term.

"In this context, Darren Hall has decided to retire from Equinox Gold effective October 31, 2026. Darren has played a critical role during an extraordinary period of growth and transformation for the Company, culminating in the completion of this combination and the creation of a stronger, more diversified North American senior gold producer. Over the next three months Darren will work closely with Jason Simpson to ensure a smooth and orderly transition, after which Jason will assume the role of Chief Executive Officer. On behalf of the Board, I want to thank Darren for his exceptional leadership and the important role he has played in helping transform Equinox Gold into the company it is today.

"Having worked closely with Jason during a sustained period of growth and success at Orla, I have every confidence in Jason's ability to lead Equinox Gold through this next chapter. He understands the business and has earned the respect of teams across the organization, and shares an unwavering commitment to our values, our people and our long-term vision. Jason brings the leadership, discipline, ambition and experience required to capitalize on the many opportunities ahead and I am excited to see the Company continue to grow and succeed under his leadership.

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[1] Mid-point of Equinox Gold's and Orla's 2026 guidance, on a full-year basis, as further detailed in the Equinox Gold news release dated January 14, 2026 and the Orla news release dated January 20, 2026, respectively.
[2] Anticipated production growth comes from completion of the Valentine Phase 2 expansion (Canada) and with Castle Mountain (USA), South Railroad (USA), Los Filos (Mexico) and Camino Rojo underground (Mexico) in production and operating in line with expectations outlined in current technical reports, which technical reports are available under the respective SEDAR+ profiles of Equinox Gold (in the case of Valentine, Castle Mountain and Los Filos) and Orla (in the case of South Railroad and Camino Rojo).

"I also want to thank Ross Beaty for his leadership, vision and countless contributions as the founder of Equinox Gold. His continued involvement as Special Advisor to the Board will provide valuable continuity as we move forward.

"Equinox Gold enters the next phase from a position of strength, with a diversified portfolio of high-quality assets, an unmatched pipeline of growth opportunities, and with the team and financial capacity to execute on this incredible opportunity for value creation. I look forward to working with my fellow directors, management and employees to build on the strengths of both companies, execute our strategy and realize the significant opportunities this combination has created."

Darren Hall, CEO of Equinox Gold, commented: "Building Equinox Gold into a senior producer has been the privilege of my career. I am proud of what this team has accomplished together, and am confident Jason will lead the company through an exceptional next chapter. This is the right moment for this transition, and I leave knowing the Company is in very good hands."

Equinox Gold's reconstituted Board now consists of: Chuck Jeannes (Chairman), Lenard Boggio (Lead Director), Tamara Brown, Omaya Elguindi, Douglas Forster, Darren Hall (CEO), Blayne Johnson, Rob Krcmarov, Jason Simpson (President), David Stephens and Mike Vint.

Equinox Gold will provide additional information about the proforma benefits of the Transaction, including consolidated 2026 guidance, when it reports its second quarter financial and operating results after market on Wednesday, August 5, 2026.

Equinox Gold intends to cause Orla to (i) delist the Orla shares from the Toronto Stock Exchange and NYSE American Stock Exchange, (ii) apply to cease to be a reporting issuer, and (iii) otherwise terminate its public company reporting requirements as soon as possible.

Orla shares held in online trading accounts or in brokerage accounts will update automatically to reflect the receipt of Equinox Gold shares, generally within two weeks of closing. Orla shareholders who hold physical share certificates or DRS Statements must submit a Letter of Transmittal to Equinox Gold's transfer agent, Computershare Investor Services Inc., to receive their Equinox Gold shares. Additional information regarding the process of receiving Equinox Gold shares is available on Equinox Gold's website at www.equinoxgold.com or by emailing ir@equinoxgold.com.

BMO Capital Markets acted as financial advisor to Equinox Gold for the Transaction and provided a fairness opinion to the Equinox Gold board of directors. CIBC World Markets Inc. provided a fixed fee fairness opinion to the board of directors of Equinox Gold. Blake, Cassels & Graydon LLP acted as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as U.S. legal advisor.

Trinity Advisors Corporation acted as financial advisor to Orla for the Transaction. Scotiabank acted as financial advisor to Orla's Special Committee, and Scotiabank and Fort Capital provided fixed fee fairness opinions to the Orla Special Committee. Stifel Nicolaus Canada Inc. and Edgehill Advisory Ltd. acted as capital markets advisors to Orla for the Transaction. Cassels Brock & Blackwell LLP acted as Canadian legal advisor to Orla, Crowell & Moring LLP acted as U.S. legal advisor and Fasken Martineau DuMoulin LLP acted as Canadian legal advisor to the Orla Special Committee.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth to become a new North American senior gold producer with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contacts

Etienne Morin, Chief Capital Markets Officer T: 778.558.3141 E: etienne.morin@equinoxgold.com E: ir@equinoxgold.com	Ingrid Rico, SVP Capital Markets T: 647.835.7913 E: ingrid.rico@equinoxgold.com

Cautionary Note Regarding Forward-looking Statement

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). All statements other than statements of historical fact may be Forward-looking Information. Forward-looking Information in this news release relates to, among other things: statements about the Company's anticipated gold production; delisting of Orla shares and termination of Orla public company reporting requirements following closing of the Transaction; and anticipated changes in management of the Company. Actual results and outcomes may vary from the information set out in any Forward-looking Information. Forward-looking Information is generally identified using words like "will", "anticipate", "expect", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Equinox Gold believes the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox Gold as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: the ability to achieve the anticipated benefits of the Transaction; risks relating to changes in the gold price; risks related to new members of management and the Board of Directors of the combined company; the ability to work successfully with First Nations and Indigenous partners and local communities; and the factors include those described in the section "Risk Factors" in the Company's Management Information Circular dated June 19, 2026, in the section titled "Risks and Uncertainties" in the Company's MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, all of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand Equinox Gold's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 03:05e 31-JUL-26